UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K

☑	Annual report pursuant to Section 15(d) of the Securities and Exchange Act of 1934 for the fiscal year ended December 31, 2006.

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from to
Commission file number: 001-12297
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
UnitedAuto 401(k) Savings and Retirement Plan
B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
United Auto Group, Inc.
2555 Telegraph Road
Bloomfield Hills, MI 48302-0954

UnitedAuto 401(k) Savings and Retirement Plan

Financial Statements and Exhibit

Page
Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006	3
Notes to Financial Statements	4
Supplemental Schedule:
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	10

All other schedules required by Section 2520 103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Exhibit

Signatures	11

Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Trustee and Participants of
UnitedAuto 401(k) Savings and Retirement Plan
We have audited the accompanying statements of net assets available for benefits of the UnitedAuto 401(k) Savings and Retirement Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005 and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
Detroit, Michigan
June 22, 2007

UnitedAuto 401(k) Savings and Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	December 31,
	2006	2005
Assets:
Cash	$—	$1,593,869

Investments	170,647,463	138,010,511

Receivables:
Participant contributions	2,300,341	1,762,101
Employer contributions	1,225,805	1,190,254
Due from broker	681,540	161,352

Total receivables	4,207,686	3,113,707

Total Assets	174,855,149	142,718,087

Liabilities:
Participant refunds payable	578,258	549,265
Due to broker	676,908	1,755,022

Total Liabilities	1,255,166	2,304,287

Net assets available for benefits at fair value	173,599,983	140,413,800

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	511,560	572,281

Net assets available for benefits	$174,111,543	$140,986,081

The accompanying notes are an integral part of these financial statements.

UnitedAuto 401(k) Savings and Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006
Additions:

Investment income:
Net appreciation in fair value of investments	$11,070,518
Interest and dividends	4,854,498

Net investment income	15,925,016

Contributions:
Participant contributions	23,989,699
Employer contributions	4,999,561
Participant rollovers, net	8,001,947

Total contributions	36,991,207

Total additions	52,916,223

Deductions:
Distributions to participants	19,161,985
Mutual fund asset based fees	577,550
Net transfers from plan	51,226

Total deductions	19,790,761

Increase in net assets	33,125,462

Net assets available for benefits, beginning of year	140,986,081

Net assets available for benefits, end of year	$174,111,543

The accompanying notes are an integral part of these financial statements.

UnitedAuto 401(k) Savings and Retirement Plan
Notes to Financial Statements
1. Description of the Plan
(a) General
The following description of the UnitedAuto 401(k) Savings and Retirement Plan, as amended through December 31, 2006 (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.
The Plan is a defined contribution savings plan (401(k) plan) covering all eligible employees in the United States of United Auto Group, Inc. (“the Company” or “Plan Sponsor”) who elect to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company’s Employee Benefits Committee (the “Committee”) is the designated administrator of the Plan, including having responsibility for reviewing the performance of the Plan’s investment alternatives. Administrative expenses of the Plan are generally paid by the Company. For the Plan’s mutual fund holdings, certain asset based fees are paid by the Plan. Wachovia Bank N.A. (the “Trustee”) serves as the trustee of the Plan. Participants with balances from plans merged into the Plan due to acquisitions by the Plan Sponsor may retain certain rights of such merged plans.
On June 1, 2006, the Company effected a two-for-one split of its voting common stock in the form of a stock dividend. All share information related to the United Auto Group Common Stock Fund herein reflects the stock split.
(b) Eligibility
Full-time employees in the United States, or part-time or temporary employees in the United States who are scheduled to complete 1,000 hours of service in a twelve consecutive month period beginning with their date of hire, are eligible to participate in the Plan on the first day of the calendar month following the date he or she has completed sixty days of service.
(c) Participant Accounts
Individual accounts are maintained by the Trustee for each of the Plan’s participants. Such accounts include the participant’s contributions and related employer matching contributions, including the net investment return on the participant’s holdings.
(d) Contributions
Under the provisions of the Plan, participants in the Plan may elect to defer through payroll deductions a portion of their compensation to the Plan in an amount generally from 1% to 20% of gross earnings on a pre-tax basis. Highly compensated employees (“HCE’s”) are limited to deferring up to 7%. Such contributions to the Plan may not exceed Internal Revenue Code 402 (g) limitations ($15,000 in 2006). The Plan also permits participants who are 50 or older to make additional contributions to the Plan of up to $5,000 in 2006. A participant’s elective contributions and any related Company matching contributions are invested at the direction of the participant. If a participant does not make such an election, he or she is deemed to have elected to invest in the Diversified Stable Value Fund.
The Plan Sponsor provides a discretionary match of 37.5% of the first 4% of eligible salary relating to all contributions by participants (“Match Contributions”). Match Contributions are invested based on participant investment elections.

Certain HCE’s deferred a portion of their compensation in excess of the Plan limit (7% and 6% during 2006 and 2005, respectively). The Plan intends to refund the excess contributions and has recorded a participant refund payable for $578,258.
(e) Loans to Participants
Participants may borrow from their accounts anywhere from a minimum of $1,000 up to the lesser of 50% of a defined amount credited to their account or $50,000. Loan terms range from 1-5 years, or up to 15 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates. Principal and interest is paid ratably through payroll deductions. Repayment of the entire balance is permitted at any time. Participants are limited to having only one loan outstanding at any point in time, and participants are restricted to initiating only one loan in any consecutive 12 month period.
(f) Vesting
Employee contributions to the Plan vest immediately. Employer matching contributions vest upon the attainment by the participant of three years of credited service.
(g) Investments
Participant investment options consist primarily of common collective trust funds, employer securities, common stock funds and mutual funds. Participants are permitted to change investment options daily.
(h) Payment of Benefits
Upon retirement, death, disability, termination of employment, or attainment of age 59 1/2, the participant or beneficiary may elect to receive a benefit payment in the form of a lump sum distribution. Participants may also make a hardship withdrawal in certain cases of financial need as established by Internal Revenue Service regulations.
(i) Forfeited Accounts
At December 31, 2006 and 2005, amounts determined as forfeited non-vested assets totaled $105,509 and $50,447, respectively. These assets will be used to reduce future Matching Contributions. During 2006, Matching Contributions were reduced by $306,608 from forfeited non-vested assets.
2. Significant Accounting Policies
(a) Basis of Accounting
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.
(b) Investment Valuation and Income Recognition
Certain funds are divided into units of participation which are calculated daily by the record keeper. The daily value of each unit in a fund is determined by dividing the total fair market value of all assets in the fund by the total number of fund units. Under provisions of the Plan, interest and dividend income and net appreciation or depreciation of the fair value of each investment option are allocated to each Participant’s account based on the change in unit value.

Generally, investments are stated at fair value as determined by quoted market prices, except for the Plan’s investments in the Diversified Stable Value Fund and Stable Portfolio Group Trust (merged into the Diversified Stable Value Fund on June 23, 2006) which are valued based on the underlying investments in the funds and are stated at fair value and then adjusted to contract value. Both the Diversified Stable Value Fund and Stable Portfolio Group Trusts held synthetic and other fully benefit-responsive guaranteed investment contracts (GICs) which were recorded at contract value. Contract value is principal plus interest less withdrawals. The GICs are recorded at contract value because they guarantee a minimum rate of return and provide for benefit responsiveness. Participant loans are valued at the outstanding loan balances. Purchases and sales of investments are recorded on the trade date. The Plan records dividends on the ex-dividend date.
(c) Payment of Benefits
Benefits are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid were approximately $25,000 and $400,000 at December 31, 2006 and 2005, respectively.
(d) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(e) Risks and Uncertainties
The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk factors in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
(f) New Accounting Pronouncements
The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). While investment contracts held by a defined-contribution plan are required to be reported at fair value, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the investment contracts at fair value and provides the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

3. Investments
Investments that represent 5% or more of the Plan’s net assets are summarized as follows:

	December 31,
	2006	2005
Wachovia Bank, N.A. Diversified Stable Value Fund	$57,673,212	$49,180,772	*
United Auto Common Stock Fund	29,581,081	17,487,463
American Europacific Growth Fund	9,212,810	6,310,325	**
Dreyfus Midcap Index Fund	8,981,635	8,236,110
Van Kampen Equity and Income Fund	8,719,864	7,860,198
Neuberger & Berman Equity Assets Genesis Assets	8,462,543	8,247,358
* The Stable Portfolio Group Trust merged into the Diversified Stable Value Fund on June 23, 2006.
** Amount is not 5% or more of the Plan’s net assets, however, is displayed for comparative purposes.
During 2006, the Plan’s investments (including gains and losses on all investments bought, sold, and held during the year) appreciated in value as follows:

Common collective trusts	$3,030,193
United Auto Common Stock Fund	4,735,782
Mutual funds and common stock funds	3,304,543

Net appreciation of investments	$11,070,518

4. Non-participant Directed Investments
In June 2006, the Plan was formally amended to permit participants to invest all Matching Contributions at their discretion. Previously, certain Matching Contributions made to the United Auto Common Stock Fund were non-participant directed. As a result of the June 2006 amendment, participants are permitted to change the investment selection for all prior non-participant directed contributions. The amount of non-participant directed assets at December 31, 2005 was $1,180,000 which was invested in the United Auto Common Stock Fund.
5. Net Transfers From Plan
During 2006, the Company transferred $51,226 in Plan assets to another plan relating to the accounts of participants that worked at a dealership not controlled by the Plan Sponsor.
6. Exempt Party-in-Interest Transactions
As of December 31, 2006 and 2005, the Plan (through the United Auto Common Stock Fund) held 1,255,031 and 915,588 shares, respectively, of United Auto Group, Inc. common stock with a cost basis of $22,751,597 and $13,154,029, respectively. Dividends received from the United Auto Group Common Stock Fund were $328,043 in 2006. The fair value of the United Auto Group Common Stock Fund was $29,581,081 and $17,487,463 at December 31, 2006 and 2005, respectively. In addition, certain Plan investments are shares of various funds managed by Wachovia Bank N.A. which is the trustee of the Plan and, therefore, these investments and their related transactions are considered exempt party-in-interest transactions.

7. Plan Termination
Although it has not expressed any intention to do so, the Company retains the right, if necessary, to amend or terminate the Plan. Any such amendment or termination of the Plan would be subject to the provisions of ERISA. In the event of plan termination, participants would receive 100% of their vested account balances.
8. Federal Income Tax Status
The Internal Revenue Service has determined and informed the Company by letter dated March 11, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
9. Plan Amendment
During 2006, the Plan was amended and restated to incorporate certain changes into the Plan to (i) provide that union employees of Westbury Toyota shall not receive matching contributions under the Plan; (ii) provide that the pre-tax contribution of HCE’s may not exceed 7% of compensation; and (iii) provide the method for income to be allocated to excess contributions distributed to the participant and clarify the method for distributing balances to participants if the plan were terminated.
10. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2006 and 2005 to the Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$174,111,543	$140,986,081
Less:
Participant contributions receivable	(2,300,341)	(1,762,101)
Employer contributions receivable	(1,225,805)	(1,190,254)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(511,560)	(572,281)
Add:
Participant refunds payable	578,258	549,265

Net assets available for benefits per the Form 5500	$170,652,095	$138,010,710

The following is a reconciliation of total net investment income per the financial statements for the year ended December 31, 2006 to the Form 5500:

Total net investment income per the financial statements	$15,925,016
Add:
Adjustment from contract value to fair value for fully benefit-responsive investment contracts — December 31, 2005	572,281
Less:
Adjustment from contract value to fair value for fully benefit-responsive investment contracts — December 31, 2006	(511,560)

Total net investment income per the Form 5500	$15,985,737

The following is a reconciliation of total contributions per the financial statements for the year ended December 31, 2006 to the Form 5500:

Total contributions per the financial statements	$36,991,207
Add:
Contributions receivable — December 31, 2005	2,952,355
Less:
Contributions receivable — December 31, 2006	(3,526,146)

Total contributions per the Form 5500	$36,417,416

The following is a reconciliation of total distributions per the financial statements for the year ended December 31, 2006 to the Form 5500:

Total distributions per the financial statements	$19,161,985
Add:
Participant refunds payable — December 31, 2005	549,265
Less:
Participant refunds payable — December 31, 2006	(578,258)

Total distributions per the Form 5500	$19,132,992

11. Voluntary Compliance
In December 2006, the Company completed the process of correcting an operational error pursuant to the Internal Revenue Service’s Employee Plans Compliance Resolution System, Rev. Proc. 2003-44, Section 9. The error was caused by a failure to add back IRC Section 125 payroll deductions in determining compensation for purposes of calculating the 4% of compensation limit on match contributions for certain participants. This error resulted in certain employees receiving lower matches than they should have received. The failure was corrected by the Company’s contribution of the matches, plus earnings, to each affected participants’ account.

UnitedAuto 401(k) Savings and Retirement Plan
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2006
Name of Plan Sponsor: United Auto Group, Inc.
Employer Identification Number: 22-3086739
Plan number: 005

	Description of Investment Including Maturity Date, Rate of Interest,
	Collateral, Par or Maturity Value	Current Value
	COMMON COLLECTIVE TRUST FUNDS
*	WACHOVIA BANK, N. A. DIVERSIFIED STABLE VALUE FUND	$57,673,212
*	WACHOVIA BANK, N. A. ENHANCED STOCK MARKET FUND	5,603,367

	TOTAL COMMON COLLECTIVE TRUST FUNDS	63,276,579

	EMPLOYER SECURITIES
*	UNITED AUTO COMMON STOCK FUND	29,581,081

	COMMON STOCK FUNDS
	HUSIC CAPITAL SMALL CAP	1,348,933
	HUSIC CAPITAL LARGE CAP	290,543

	TOTAL COMMON STOCK FUNDS	1,639,476

	MUTUAL FUNDS
	FEDERATED STOCK TRUST	2,817,034
	FIDELITY ADVISOR SER III EQUITY INCOME FD CL T	4,958,366
	GOLDMAN SACHS GROWTH OPPORTUNITIES FD INS CL	2,933,283
	NEUBERGER & BERMAN FASCIANO FD INV CL	1,868,506
	NEUBERGER & BERMAN EQUITY ASSETS PARTNERS ASSETS	3,249,191
	NEUBERGER & BERMAN EQUITY ASSETS GENESIS ASSETS	8,462,543
	DREYFUS MIDCAP INDEX FUND	8,981,635
	VAN KAMPEN EQUITY AND INCOME FUND	8,719,864
	AMERICAN EUROPACIFIC GROWTH FUND	9,212,810
	T ROWE PRICE MID CAP VALUE FUND CL R	3,764,601
	TEMPLETON FOREIGN FUND CL A	1,711,104
	FIDELITY ADV MORTGAGE SEC CCA	1,357,864
	PIMCO TOTAL RETURN CLA	3,856,870
	THE GROWTH FUND OF AMERICA CL R3	7,266,810

	TOTAL MUTUAL FUNDS	69,160,481

*	PARTICIPANT LOANS (MATURING 2007 TO 2021 AT INTEREST RATES OF 5% - 10.5%)	6,989,846

	TOTAL	$170,647,463

* Represents a party-in-interest to the plan

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UnitedAuto 401(k) Savings and Retirement Plan
Date: June 22, 2007	By: /s/ Paul F. Walters
Chairman Employee Benefits Committee of the Plan

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
EX- 23	Consent of Independent Registered Public Accounting Firm